Exhibit 16.1

Letterhead of Armstrong Szewczyk Goodman Tobias, LLP
Chartered Accountants

May 12, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Diamant Art Corporation -- Form 6-K dated May 12, 2005

Dear Sir:

We received from Diamant Art Corporation (Company) a copy of a Form. 6-K dated May 12, 2005 which discloses our dismissal as the Company's independent accountants. The Company has requested that we review the disclosures contained in the Form 6-K and, in accordance with applicable regulations, furnish a letter to the Commission stating whether we agree with the statements made by the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company in Form 6-K. We did receive correspondence dated March 22, 2005 from the Public Company Accounting Oversight Board (CPAOB), stating that as of July 19, 2004, we would have to be registered with the CPAOB before we could issue an audit report for the Company. We are not registered with the CPAOB. Therefore, we are unable to issue an audit report for the Company's financial statements ended at November 30, 2004. Accordingly, we have been dismissed as the Company's independent accountants.

Furthermore, as disclosed by the Company, we agree that the Company's financial statements did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles except that each audit report contained a going concern qualification due to the company's accumulation of operating losses and deficiency in working capital. Further, during the audits of the two most recent fiscal years and subsequent interim period through May, 2005, there were no disagreements with us on any matters of accounting principles or practices, disclosures or procedures.

Should you have any questions please do not hesitate to contact us.

Yours very truly,


ARMTRONG SZEWCZYK GOODMAN TOBIAS, LLP

/s/ John Tobias

John Tobias, CA